Exhibit 99.3

Bioblast Pharma Ltd. Announces Entry Into Merger Agreement to
Acquire Enlivex Therapeutics Ltd. to Advance Clinical Stage
Immunotherapeutic Drug Pipeline for the Treatment of Life-Threatening
Diseases Sepsis, GvHD and Solid Tumors

•	Enlivex Therapeutics is a private, venture-funded clinical stage immunotherapy company developing an allogeneic drug pipeline for immune system rebalancing, which is critical for the treatment of life-threatening immune and inflammatory conditions that involve the hyper-expression of cytokines (Cytokine Release Syndrome).

•	Enlivex is developing a novel immunotherapy with a unique mode of action targeting clinical indications defined as “life-threatening, unmet medical need,” such as preventing or treating complications associated with bone-marrow transplantations, sepsis – which is the third-leading cause of mortality in the U.S. after cardiovascular and cancer diseases, , as well as effective treatment of solid tumors via immune checkpoint reprogramming, increasing the efficacy of CAR-T, TCR and other anti-cancer therapies.

•	Phase IIa clinical trial for the prevention of GvHD in matched-donor population successfully completed. Initiation of Phase II clinical trial in sepsis expected in Q2-2019, and initiation of a Phase II clinical trial for treatment of steroid-refractory GvHD patients and a Phase II/III clinical trial for preventing GvHD in bone marrow transplantations are expected in Q4-2019.

•	Last financing round of Enlivex was done at $100 million pre-money valuation.

•	Ownership split of combined company anticipated to be approximately 96% Enlivex shareholders and 4% Bioblast shareholders before giving effect to any additional financing. The combined company will be renamed Enlivex Therapeutics Ltd., and its trading ticker will change accordingly.

•	Terms of the transaction include a contingent value right (CVR) to be distributed to Bioblast shareholders as of a record date prior to closing of the merger, entitling CVR holders to receive potential income from any licensing, sale or other transaction involving Bioblast’s existing Trehalose clinical program.

•	It is anticipated that the combined company will be well financed at the closing of the transaction, with a cash balance expected to cover up to 2.5 years of operations, including completion of the planned Phase II clinical trials

•	Conference call and webcast to be held Tuesday, November 20th @ 8:30am Eastern Time

Tel Aviv, Israel, November 19, 2018 - Bioblast Pharma Ltd. (Nasdaq: ORPN) announced the execution of a definitive agreement to acquire Enlivex Therapeutics Ltd., a VC-funded privately-held immunotherapy company. Upon closing of the transaction, the combined company will change its name to Enlivex Therapeutics Ltd., and its trading ticker will be modified appropriately.

Enlivex Therapeutics is a private, venture-funded clinical stage immunotherapy company, developing an autologous and allogeneic drug pipeline for immune system rebalancing, which is critical for the treatment of life-threatening immune and inflammatory conditions which involve the hyper-expression of cytokines (Cytokine Release Syndrome).  Enlivex is developing a novel immunotherapy with a unique mechanism of action that targets clinical indications that are defined as “life-threatening with an unmet medical need,” such as preventing or treating complications associated with bone-marrow transplantations and sepsis, (the third-leading cause of mortality in the U.S. after cardiovascular and cancer diseases) and as a treatment for solid tumors via immune checkpoint reprogramming, which could increase the efficacy of CAR-T, TCR and other anti-cancer therapies. For more information about Enlivex, please visit www.enlivex.com.

The board of directors of the combined company will be composed of the current Enlivex board members. The executive team of Enlivex will serve as the executive team of the combined company.

“Following a comprehensive review of strategic alternatives, the Bioblast board of directors concluded that the proposed transaction with Enlivex is in the best interest of our shareholders, as it will provide an opportunity to create value from a diversified pipeline of clinical and preclinical assets in areas of high unmet medical need,” said Dalia Megiddo MD, Chief Executive Officer (CEO) of Bioblast. “Moreover, we believe that Enlivex’s novel immunotherapeutic solution for immune system rebalancing has the potential to offer patients, for the first time, real life-saving solutions in dire and acute clinical conditions for which there are currently no effective solutions due to the complexity of the diseases.”

“The transaction with Bioblast marks the beginning of the next stage of growth for Enlivex,” said Shai Novik, Executive Chairman of Enlivex. “We have built a strong foundation with a team of established industry leaders and a robust pipeline of product candidates with proven mechanisms of action for complex clinical indications that address an “unmet medical need.” The transaction builds upon our shared vision to develop, advance, and commercialize innovative immunotherapies for patients suffering from serious life threatening diseases such as sepsis, GvHD and solid tumors.”

About the Proposed Transaction

Under the terms of the merger agreement, a wholly owned subsidiary of Bioblast will merge with and into Enlivex, with Enlivex surviving the merger as a wholly owned subsidiary of Bioblast. Enlivex equity holders will receive ordinary shares of Bioblast upon closing of the merger. Upon closing, current Enlivex equity holders are expected to own approximately 96% of the combined company at the closing, and current Bioblast shareholders are expected to own approximately 4% of the combined company, in each case subject to customary adjustments and prior to any concurrent financing. For a more detailed description of the merger agreement please refer to Bioblast’s Report on Form 6-K, as furnished to the Securities and Exchange Commission.

Upon closing, current Bioblast shareholders will receive one contingent value right (CVR) per share of Bioblast owned as of a record date prior to the closing date of the merger. Each CVR will entitle the owner to such owner’s pro rata share of consideration that may be received in connection with Bioblast’s existing Trehalose program. In order to be eligible for the CVR, a Bioblast shareholder must be a holder of record on the record date. Bioblast is currently negotiating with third parties for the potential sale or licensing of its current Trehalose program.

It is anticipated that the combined company will be well financed at the closing of the transaction, with a cash balance which is currently expected to be sufficient to cover up to 2.5 years of operations, including completion of the planned Phase II clinical trials.

The proposed merger has been unanimously approved by the board of directors of each company and is expected to close during the first quarter of 2019, subject to approval of the transaction by the shareholders of both companies, and those other closing conditions contained in the merger agreement. For a more detailed description of the merger agreement, including the conditions to consummating the transaction, please refer to Bioblast’s Report on Form 6-K, as furnished to the Securities and Exchange Commission.

Board of Directors of the Combined Company

It is expected that Mr. Shai Novik, current Executive Chairman of Enlivex will serve as the Executive Chairman of the combined company, Mr. Shmuel Hess, Ph.D., current CEO of Enlivex, will serve as the CEO of the combined company, and the board of directors of the combined company will include the current Enlivex board members.

Zysman, Aharoni, Gayer and Sullivan & Worcester LLP (ZAG/S&W), Boston and Tel Aviv offices, acted as legal advisor to Bioblast. Greenberg Traurig, P.A. acted as U.S. legal advisor to Enlivex and Yigal Arnon & Co., acted as Israeli legal advisor to Enlivex.

Conference Call, Webcast and Other Information:

The companies will host a live conference call and webcast tomorrow, Tuesday November 20, 2018 at 08:30 EDT (Israel time 15:30).

Webcast:	http://public.viavid.com/index.php?id=132319

Investors Dial:	888-224-1121

Int’l Investors Dial:	323-994-2082

Investors in Israel Dial:	1809 212 909

Investors in UK Dial:	0800 279 7204

Conference ID:	3967856

Replays, Available through November 30th:

Domestic:	844-512-2921

International:	412-317-6671

Replay PIN:	3967856

About Bioblast Pharma Ltd.

Bioblast Pharma (NasdaqCM: ORPN) is a clinical-stage biotechnology company committed to developing clinically meaningful therapies for patients with rare and ultra-rare genetic diseases.  For more information, please visit our website: www.BioblastPharma.com, the content of which is not incorporated herein by reference.

Forward-looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act. These forward-looking statements may address, among other things, our expected financial and operational results and the related assumptions underlying our expected results, as well as our expectations for the combined company following the proposed merger. These forward-looking statements are distinguished by use of words such as “will,” “would,” “anticipate,” “expect,” “believe,” “designed,” “plan,” or “intend,” the negative of these terms, and similar references to future periods. These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in our forward-looking statements. Our forward-looking statements contained herein speak only as of the date of this press release. Factors or events that we cannot predict, including those described in the risk factors contained in our filings with the Securities and Exchange Commission (the “SEC”), may cause our actual results to differ from those expressed in forward-looking statements. We are using forward-looking statements when we discuss the structure, timing and completion of the proposed merger; the combined company’s listing on the Nasdaq Capital Market after closing of the proposed merger; the financial position and cash balance of the combined company; the possibility that Bioblast will enter into a transaction with respect to its Trehalose program that will ultimately benefit holders of the CVRs; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of Enlivex product candidates; that the product candidates have the potential to address critical unmet needs of patients with serious diseases and conditions; and the executive and board structure of the combined company. Bioblast and the combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on Bioblast’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Bioblast or the combined company could differ materially from those described in or implied by the statements in this press release, including as a result of the failure to meet the conditions to the merger, as well as those risks discussed under the heading “Risk Factors” in Bioblast’s annual report on Form 20-F filed with the SEC on April 23, 2018, and in any subsequent filings with the SEC. Except as otherwise required by law, Bioblast disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell, or the solicitation of an offer to buy, any securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

A proxy statement and a proxy card will be furnished as an exhibit to a Report on 6-K to be filed with the SEC and mailed to Bioblast’s shareholders seeking any required shareholder approvals in connection with the proposed transactions. Before making any voting or investment decision, investors and shareholders are urged to read the proxy statement (including any amendments or supplements thereto) and any other relevant documents that Bioblast may file with the SEC when they become available because they will contain important information about the proposed transactions.

Contacts:

Bioblast Pharma, Ltd.

Dr. Dalia Megiddo, CEO

dalia@bioblast-pharma.com

Enlivex Therapeutics Ltd.

Shachar Shlosberger, CFO

shachar@enlivexpharm.com